EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Years Ended December 31,
	2007	2008	2009	2010	2011
EARNINGS
Income (Loss) Before Income Taxes	$(46,139)	$120,761	$119,523	$122,887	$192,257
Fixed Charges (as below)	54,716	81,584	62,235	65,834	58,822
Total Earnings	$8,577	$202,345	$181,758	$188,721	$251,079

FIXED CHARGES
Interest Expense	$46,560	$76,910	$59,093	$63,362	$54,700
Credit for Allowance for Borrowed Funds Used During Construction	5,156	2,174	1,142	572	822
Estimated Interest Element in Lease Rentals	3,000	2,500	2,000	1,900	3,300
Total Fixed Charges	$54,716	$81,584	$62,235	$65,834	$58,822

Ratio of Earnings to Fixed Charges	0.15	2.48	2.92	2.86	4.26

For the year ended December 31, 2007, the Earnings to cover Fixed Charges was deficient by $46,139,000.